March 20, 2020

Charlie Uchill
Board Member and COO
CERES Coin LLC
c/o CM Solutions LLC
39W462 Baert Lane
St. Charles, Illinois 60175

       Re: CERES Coin LLC
           Amendment No. 4 to Draft Offering Statement on Form 1-A Response dated March 11, 2020
           CIK No. 0001734118

Dear Mr. Uchill:

       We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2020 letter.

Response Dated March 11, 2020

Equity Rights/Voting Rights/Information Rights, page 119

1. We note your response to comment 3, as well as your proposed revisions to the disclosure in the offering circular and the Token Rights Agreement and the Coin Rights Agreement.
       As to the adverse effects proviso you have proposed to add to the agreements, please further revise the disclosure in the offering circular to explain the following:


           The criteria that will be used to determine the presence or absence of adverse effect conditions;
 Charlie Uchill
CERES Coin LLC
March 20, 2020
Page 2
              Who will determine the presence of such criteria; and

              How that determination will be communicated to investors.


         In addition, please add new risk factor disclosure to the offering circular to explain the risks to investors posed by the limited voting rights associated with the coins and the tokens. In doing so, please address the impact of each of the "silence equals approval"
         provisions and the "silence equals abstention" provisions. Finally, please add new risk factor disclosure to address the risks associated with the voting provision for Major Loan
         Actions, as to which we understand you are proposing to use a "silence equals approval"
         standard.

       You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dieter King at (202) 551-8071 with any other questions.



FirstName LastNameCharlie Uchill                              Sincerely,
Comapany NameCERES Coin LLC
                                                              Division of
Corporation Finance
March 20, 2020 Page 2                                         Office of Finance
FirstName LastName